VIA EDGAR SUBMISSION

June 16, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Thompson
Lisa Sellars

Re:	OncoSec Medical Incorporated
Form 8-K dated May 27, 2011
Filed June 2, 2011, as amended on June 10, 2011
File No. 000-54318

Dear Ms. Thompson:

This letter is in response to your comment letters dated June 6, 2011 and June 13, 2011 concerning the above-referenced filing by OncoSec Medical Incorporated (“OncoSec” or the “Company”).  For your convenience, we have set forth the Staff’s comments in italicized, bold type, followed by the Company’s response.  On June 10, 2011, the Company filed with the Commission an Amendment No. 1 (“Amendment”) to the Company’s Form 8-K filed on June 2, 2011 (the “Form 8-K”) in response to the Staff’s comments.

Item 4.01 Form 8-K Filed on June 2, 2011

1.              Please revise the second paragraph to disclose whether Silberstein’s reports on the financial statements for the last two years ended July 31, 2009 and 2010 contained an adverse opinion or a disclaimer of opinion or were qualified or modified as to uncertainty, audit scope, or accounting principles and describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K. Please note that this disclosure should include the last two audit reports not just the most recent report which may cover two years of financial statements.

In the Amendment, the Company has revised the paragraph of the Form 8-K referenced in the Staff’s comment.

2.              We note your disclosure of material weaknesses in your internal control over financial reporting that are reportable events. Please disclose whether (i) a committee of the board of directors, or the board of directors, discussed the subject matter of each reportable event with Silberstein and (ii) whether you authorized Silberstein to respond fully to inquiries of the successor accountant concerning the subject matter of each reportable event and, if not, describe the nature of any limitation thereon and the reason therefore.  Refer to paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

OncoSec Medical Inc. · 4690 Executive Drive Suite 250 · San Diego, California 92121

Telephone: (858) OncoSec (662-6732) · Fax: (858) 430-3832

In the Amendment, the Company has revised the fourth paragraph of the Form 8-K to include the information referenced in the Staff’s comment.

3.              When you amend your Form 8-K in response to the above comments, please file an updated letter from Silberstein as an exhibit to the amendment in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

The Company has filed an updated letter from Silberstein as an exhibit to the Amendment.

Am. No. 1 to Item 4.01 Form 8-K

1.              Please note that you must respond in writing to the comments in our letter dated June 7, 2011. Merely filing an amendment to your Form 8-K is not an adequate response. Please submit your written response as correspondence on EDGAR as required by Rule 101 of Regulation S-T. As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OncoSec acknowledges that:

•                  OncoSec is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  OncoSec may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please direct any comments or inquires regarding the foregoing to me at (855) 662-6732 (telephone) or (858) 430-3832  (facsimile).

Very truly yours,

/s/ Punit Dhillon
Punit Dhillon
President and CEO